Item 77C Matters submitted to a vote of security holders

At the special meeting of shareholders held on August 21, 2001, shareholders were asked to act on the following proposal:

To approve a new investment advisory agreement with respect to each Series of the Company (each, a "Fund") between the Company and Conning Asset Management Company.

				For		Against		Abstain
Money Market Fund	 242,709,812		4,032,886	32,966,392
Bond Index Fund	         110,989,863		2,007,131	1,625,518
Asset Allocation Fund    101,639,021		1,305,850	2,157,355
Managed Equity Fund	 51,168,389		1,996,276	5,127,958
S&P 500 Fund		 544,250,572		21,671,171	37,350,675
Mid Cap Equity Fund	 6,423,199		175,094		189,341
Small Cap Fund	         75,211,687		146,060		1,465,260
International Fund	 8,384,146		130,374		749,933